Exhibit 12.1
BECTON, DICKINSON AND COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(All Amounts in Millions Except for the Ratio of Earnings to Fixed Charges)

	Six Months
	Ended March 31,		Year Ended September 30,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Income From Continuing Operations Before Income Taxes	$779.6	$748.9	$1,553.6	$1,203.9	$1,125.9	$1,037.5	$752.9
Interest Capitalized, Net (1)	(3.0)	(5.0)	(9.9)	(8.2)	(1.5)	2.7	4.4
Fixed Charges	40.4	45.2	89.7	96.7	107.3	92.2	77.0

Earnings as Adjusted	$817.0	$789.1	$1,633.4	$1,292.4	$1,231.7	$1,132.4	$834.3

Fixed Charges:
Interest Cost	$28.6	$33.4	$66.2	$73.9	$86.0	$70.4	$57.0
Interest Allocable to Rental Expenses (2)	11.7	11.7	23.4	22.7	21.1	19.7	19.7
Amortization of Debt Expense	0.1	0.1	0.1	0.1	0.2	2.1	0.3

Fixed Charges	$40.4	$45.2	$89.7	$96.7	$107.3	$92.2	$77.0

Ratio of Earnings to Fixed Charges	20.2	17.5	18.2	13.4	11.5	12.3	10.8

(1)	Includes amortization of capitalized interest less interest capitalized for the period.

(2)	Portion of rent expense representing interest.